UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIFECELL CORPORATION

(Name of Subject Company (Issuer))

Leopard Acquisition Sub, Inc.

and

Kinetic Concepts, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Stephen D. Seidel, Esq.

Sr. Vice President, General Counsel and Secretary

Kinetic Concepts, Inc.

8023 Vantage Drive

San Antonio, TX 78230

(210) 524-9000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr., Esq.

Shilpi Gupta, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive, Suite 2300

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,868,966,910	$73,450.40

*

Estimated for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $51.00 per share by the number of shares of common stock, par value $0.001 per share, of LifeCell Corporation (“Shares”) outstanding on a fully diluted basis to be acquired in the tender offer as of April 7, 2008, based upon representations by LifeCell Corporation in the Agreement and Plan of Merger dated as of April 7, 2008 (the “Merger Agreement”), among

LifeCell Corporation, Kinetic Concepts, Inc. and Leopard Acquisition Sub, Inc., consisting of (a) 34,203,446 Shares issued and outstanding, (b) 2,101,510 Shares subject to outstanding LifeCell stock options and (c) 341,454 Shares subject to outstanding LifeCell restricted stock unit awards.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,450.40	Filing Party: Kinetic Concepts, Inc and Leopard Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 21, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 21, 2008 and as amended and supplemented on April 21, 2008, April 30, 2008, May 12, 2008 and May 19, 2008 by Kinetic Concepts, Inc., a Texas corporation (“KCI”), and Leopard Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of KCI (“Purchaser”). The Schedule TO relates to the Purchaser’s tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), for $51.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2008, as amended (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which were filed as exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

This Amendment No. 5 is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes KCI’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer.

Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

The items of the Schedule TO (as previously amended) set forth below are hereby amended and supplemented as follows:

Item 11.	Additional Information.

Item 11 of the Schedule TO (as previously amended) is hereby amended and supplemented by adding the following text hereto:

“The subsequent offering period for the tender offer expired at 5:00 p.m. New York City time on Friday, May 23, 2008. The depositary for the tender offer advised KCI that, as of the expiration of the subsequent offering period, approximately 31.1 Shares had been tendered, representing approximately 90.75% of the outstanding Shares. All Shares that were validly tendered during the subsequent offering period have been accepted for purchase, and KCI paid for all such Shares on May 27, 2008.

Following the subsequent offering period, on May 27, 2008, KCI effected a merger to complete the acquisition of LifeCell without a vote or meeting of LifeCell stockholders pursuant to the short-form merger procedure available under Delaware law. In the merger, each of the remaining shares of LifeCell common stock (other than shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by KCI or any of its subsidiaries) were converted into the right to receive the same $51.00 in cash per share, without interest, that was paid in the tender offer and the subsequent offering period. As a result of the merger, LifeCell common stock will cease to be traded on the NASDAQ Global Select Market.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(1)(N)	Press release issued by KCI, dated May 27, 2008”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINETIC CONCEPTS, INC.

By:	/s/ Stephen D. Seidel
	Name:	Stephen D. Seidel
	Title:	Sr. Vice President, General Counsel and Secretary

LEOPARD ACQUISITION SUB, INC.

By:	/s/ Stephen D. Seidel
	Name:	Stephen D. Seidel
	Title:	Vice President, Secretary

Dated: May 27, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 21, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(D)	Form of Notice of Guaranteed Delivery

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(G)	Letter from KCI to participants in The LifeCell Corporation Employee Stock Purchase Plan

(a)(1)(H)	Text of joint press release issued by KCI and LifeCell, dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(a)(1)(I)	KCI Investor Presentation dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by KCI and Purchaser with the Securities and Exchange Commission on April 7, 2008)

(a)(1)(J)	KCI Investor Call Transcript dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by KCI and Purchaser with the Securities and Exchange Commission on April 8, 2008)

(a)(1)(K)	Form of summary advertisement, published April 21, 2008

(a)(1)(L)	Press Release issued by KCI, dated April 21, 2008

(a)(1)(M)	Press Release issued by KCI, dated May 19, 2008

(a)(1)(N)	Press Release issued by KCI, dated May 27, 2008

(b)(1)	Debt Commitment Letter dated April 7, 2008, by and among KCI, Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008

(d)(1)	Agreement and Plan of Merger dated as of April 7, 2008, by and among KCI, Purchaser and LifeCell (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by KCI with the Securities and Exchange Commission on April 7, 2008)

(d)(2)	Confidentiality Letter Agreement dated February 4, 2008, between LifeCell and KCI

(g)	Not applicable

(h)	Not applicable